THAICOM

02 OCT 25 AM 9:07

October 10, 2002

02055420

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 462/ 2002**

  Subject: Reduction of capital of the subsidiary of Shin Satellite Public Co.,Ltd.
  Date: October 10, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

dlw 10/29

Summary Translation Letter
To the Stock Exchange of Thailand
Date October 10, 2002

Ref. No. SSA 462/2545

10th October 2002

Subject : Reduction of capital of the subsidiary of Shin Satellite Public Co., Ltd.
To : President of the Stock Exchange of Thailand

Shin Satellite Public Co., Ltd. (the "Company") would like to inform the Stock Exchange of Thailand that the Extraordinary Meeting of Shareholders of C.S. Communications Co., Ltd. at its meeting no.3/2002 held on October 10, 2002 passed a resolution confirming the resolution of the Extraordinary Meeting of Shareholders no. 2/2002 held on September 24, 2002, making it a special resolution, to reduce the registered capital of C.S. Communications Co., Ltd. from Baht 970 million, divided into 97 million ordinary shares at par value of Baht 10 each to Baht 242.5 million, divided into 24,250,000 ordinary shares at par value of Baht 10 each for the purpose of settling the deficit retained earning. It is expected that the process of reduction of capital will be completed by the end of January 2003.

THAICOM

02 OCT 25 AM 9:07

October 16, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 460/ 2002**

  Subject: *Notification of the signing of the Share Purchase Agreement and the Shareholders Agreement relating to the merger of the Internet business with Loxley Information Service Company Limited.*
  Date: October 16, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date October 16, 2002

Ref No.SSA460/2002

16 October 2002

Subject: Notification of the signing of the Share Purchase Agreement and the Shareholders Agreement relating to the merger of the Internet business with Loxley Information Service Company Limited.

To: President of the Stock Exchange of Thailand

Reference: Shin Satellite Plc's letter no.SSA 259/2002 dated 4th June 2002

According to the referenced letter, Shin Satellite Plc (the "Company") notified the Stock Exchange of Thailand ("SET") of the signing of the Memorandum of Understanding on the principles governing the merger of the internet business of C.S.Communications Co., Ltd ("CSC"), a 99.49% indirectly owned subsidiary of the Company with Loxley Information Service Co., Ltd. ("Loxley"), a subsidiary of Point Asia Dot Com Co., Ltd. The Company further informed the SET that the detailed terms and conditions of the merger and the shareholders agreement would be negotiated the progress of which would be notified to the SET.

The Company would like to inform the Stock Exchange of Thailand that the negotiation on the detailed terms and conditions of the merger of the Internet business has already been concluded. Therefore, CSC and Point Asia Dot Com Co., Ltd. have signed the Share Purchase Agreement and the Shareholders Agreement by today, October 16, 2002. After the signing of the said agreements, the parties will implement the terms and conditions of the agreements to complete the merger.

The Company will notify the SET of the progress of the implementation of the two agreements.

AIS

October 14, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 395/2002**

  Subject: Notification of the progress of the offering of debentures
  Date: October 14, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

October 14, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 395/2002**

  Subject: Notification of the progress of the offering of debentures
  Date: October 14, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

RECEIPT COPY
Received by:
Date:

Summary Translation Letter
To the Stock Exchange of Thailand
Date October 14, 2002

AIS 395/2002

October 14, 2002

Re : Notification of the progress of the offering of debentures

To : *President*
The Stock Exchange of Thailand

Pursuant to the Extraordinary General Meeting of Shareholders of Advanced Info Service Public Company Limited (the Company) No. 1/2545, held on March 8, 2002, the meeting approved the issuance and offering of unsubordinated and unsecured debentures of the Company in the amount not exceeding Baht 20,000 million. On March 21, 2002, debentures in the amount of Baht 10,000 million were issued and offered, leaving a remainder of Baht 10,000 million of unissued debentures. As the Company is in the process of issuing and offering debentures No. 4/2002 in the amount not exceeding Baht 6,000 million, the Company would like to report the preliminary features of the debentures as follows:

Type of Debentures	Amortizing unsubordinated, unsecured debentures, bearing debentureholders' name and having a debentureholders' representative
Maturity	Five years from the issue date
Placement	Institutional investors
Amount to be Offered	5 million units at par value of Baht 1,000, totaling Baht 5,000 million
Greenshoe Option	1 million units totaling Baht 1,000 million
Total Amount to be Offered	Not exceeding 6 million units, totaling Baht 6,000 million
Offering Price	Baht 1,000 (at par)
Interest Rate	3.35%-3.55%
Interest Payment	The Company will pay interest every 6 months, on April 21 and October 21 of every year
Amortizing Features	The Company will pay 5 equal installments commencing at the end of year 3. The first redemption payment will be on October 21, 2005.
Credit Rating	AA- rating by Thai Rating Information Service Co., Ltd. (TRIS)
Redemption	The Company will redeem the debentures on the last due date by paying the remaining principal and last interest payment
Subscription period	October 17-18, 2002
Debentureholders' representative	Siam Commercial Bank
Lead Arrangers for Debentures	Standard Chartered Bank, Bangkok Branch Deutsche Bank, Bangkok Branch
Co-Arrangers for Debentures	DBS Vickers Securities (Thailand) Co., Ltd. Barclays Capital Securities (Thailand) Co., Ltd.

The details of the registration statement of securities offering and the draft prospectus of the Company can be viewed at www.sec.or.th